UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

Asur Reports Minimal Impact from Hurricane Ivan

Mexico City, September 14, 2004, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that its Cancun and Cozumel airports were temporarily closed as a safety precaution in anticipation of Hurricane Ivan. Both aiports have since resumed normal operation.

Cancun airport closed at 3:30 pm local time on Monday, September 13, re-opened at 22:00 pm on the same day, and has been fully operational since. ASUR estimates that approximately 80 flights were either cancelled or rescheduled as a result of the hurricane. However, half of these flights were cancelled or rescheduled due to precautionary decisions made by the airlines themselves and were not due to the temporary closure of the airport. The adverse weather conditions resulting from the hurricane have caused very minor damages to the airport.

Cozumel Airport closed at 7:45 pm local time on Sunday, September 12, until 8:00 am today. ASUR estimates that approximately 9 flights were cancelled, but normal operations have since resumed. No recorded damage nor passenger injuries resulted from the hurricane due to the measures taken by ASUR.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- # # # -

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

Date: September 15, 2004	By: /s/ ADOLFO CASTRO RIVAS Name: Adolfo Castro Rivas Title: Director of Finance (Principal Financial and Accounting Officer)